                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ____________ to ______________

Commission file number:  1-4455

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Tax-Deferred Investment Plan of Dole Food Company, Inc. and
                   Participating Divisions and Subsidiaries

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Dole Food Company, Inc.
                              31365 Oak Crest Drive
                           Westlake Village, CA 91361

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 1998 AND 1997



SIGNATURES                                                                                       1

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                         2

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits, With Fund                                    3-4
      Information as of December 31, 1998 and 1997

  Statement of Changes in Net Assets Available for Benefits,                                     5
      With Fund Information for the Year Ended December 31, 1998

NOTES TO FINANCIAL STATEMENTS                                                                   6-13

SUPPLEMENTAL SCHEDULES:

  Schedule I:     Item 27a - Schedule of Assets Held for Investment                             14
                  Purposes as of December 31, 1998

  Schedule II:    Item 27d - Schedule of Reportable Transactions                               15-16
                  for the Year Ended December 31, 1998

EXHIBITS                                                                                        17


NOTE: Schedules other than those listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       TAX-DEFERRED INVESTMENT PLAN OF DOLE
                                       FOOD COMPANY, INC. AND PARTICIPATING
                                       DIVISIONS AND SUBSIDIARIES


                                       By: /s/ GEORGE R. HORNE
                                           -----------------------------------
                                           George R. Horne
                                           Chairman, Retirement Plan Committee

Dated: June 25, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Corporate Compensation and Benefits
     Committee of Dole Food Company, Inc.:

We have audited the accompanying statements of net assets available for benefits with fund information of the Tax-Deferred Investment Plan of Dole Food Company, Inc. and Participating Divisions and Subsidiaries (the "Plan") as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of the Plan as of December 31, 1998 and 1997 and the changes in its net assets available for benefits with fund information for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.


                                        /s/ ARTHUR ANDERSEN LLP

Los Angeles, California
June 4, 1999

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1998

                                                                                        International
                                                            Balanced        Equity         Growth         Stable
                                               Total          Fund        Index Fund        Fund        Value Fund
                                           -------------  ------------   ------------   ------------   ------------
ASSETS:

CASH                                       $     38,264   $      -       $       220     $      -      $      -
INVESTMENTS, AT FAIR VALUE:
  Value of interest in
    common/collective trusts                 36,187,540          -        36,187,540            -             -
  Plan interest in Master Trust              20,927,612          -              -               -       20,927,612
  Value of interest in registered
    investment companies                     64,970,333    25,676,142           -         15,139,221          -
  Corporate common stock                      4,413,420          -              -               -             -
  Loans to participants                       2,444,092          -              -               -             -
                                           ------------   -----------    -----------     -----------   -----------
                  Total investments         128,942,997    25,676,142     36,187,540      15,139,221    20,927,612
RECEIVABLES:
  Employer contributions                        215,153        38,563         57,144          27,046        31,819
  Employee contributions                        188,144        33,874         51,184          23,541        26,197
  Dividends receivable                              543          -              -               -             -
  Sales pending settlement                       91,817          -              -               -             -
                                           ------------   -----------    -----------     -----------   -----------
                  Total receivables             495,657        72,437        108,328          50,587        58,016
                                           ------------   -----------    -----------     -----------   -----------
                  Total assets              129,476,918    25,748,579     36,296,088      15,189,808    20,985,628
                                           ------------   -----------    -----------     -----------   -----------
LIABILITIES:

ACCRUED LIABILITIES                             (60,985)       (6,206)        (6,958)         (3,773)       (8,232)
                                           ------------   -----------    -----------     -----------   -----------
                  Total liabilities             (60,985)       (6,206)        (6,958)         (3,773)       (8,232)
                                           ------------   -----------    -----------     -----------   -----------
ACCRUED TRANSFERS BETWEEN FUNDS/PLANS           172,373      (261,542)      (296,722)       (185,867)      536,661
                                           ------------   -----------    -----------     -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS          $129,588,306   $25,480,831    $35,992,408     $15,000,168   $21,514,057
                                           ------------   -----------    -----------     -----------   -----------
                                           ------------   -----------    -----------     -----------   -----------


                                                             Dole
                                              Money        Common
                                           Market Fund   Stock Fund   Growth Fund  Loan Fund   Bond Fund
                                           -----------   ----------   -----------  ---------- -----------
ASSETS:

CASH                                        $     -      $   38,044   $      -     $     -     $     -
INVESTMENTS, AT FAIR VALUE:
  Value of interest in
    common/collective trusts                      -            -             -           -           -
  Plan interest in Master Trust                   -            -             -           -           -
  Value of interest in registered
    investment companies                     2,915,475         -       18,518,975        -      2,720,520
  Corporate common stock                          -       4,413,420          -           -           -
  Loans to participants                           -            -             -      2,444,092        -
                                            ----------   ----------   -----------  ----------  ----------
                  Total investments          2,915,475    4,413,420    18,518,975   2,444,092   2,720,520
RECEIVABLES:
  Employer contributions                         3,987        8,029        38,583        -          9,982
  Employee contributions                         5,044        9,109        34,982        -          4,213
  Dividends receivable                            -             543          -           -           -
  Sales pending settlement                        -          91,817          -           -           -
                                            ----------   ----------   -----------  ----------  ----------
                  Total receivables              9,031      109,498        73,565        -         14,195
                                            ----------   ----------   -----------  ----------  ----------
                  Total assets               2,924,506    4,560,962    18,592,540   2,444,092   2,734,715
                                            ----------   ----------   -----------  ----------  ----------
LIABILITIES:

ACCRUED LIABILITIES                               (985)     (31,768)       (2,973)       -            (90)
                                            ----------   ----------   -----------  ----------  ----------
                  Total liabilities               (985)     (31,768)       (2,973)       -            (90)
                                            ----------   ----------   -----------  ----------  ----------
ACCRUED TRANSFERS BETWEEN FUNDS/PLANS          117,894      448,110      (403,016)     43,025     173,830
                                            ----------   ----------   -----------  ----------  ----------
NET ASSETS AVAILABLE FOR BENEFITS           $3,041,415   $4,977,304   $18,186,551  $2,487,117  $2,908,455
                                            ----------   ----------   -----------  ----------  ----------
                                            ----------   ----------   -----------  ----------  ----------

         The accompanying notes are an integral part of this statement.

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997

                                                                                       International
                                                              Balanced       Equity       Growth        Stable
                                                  Total         Fund       Index Fund      Fund       Value Fund
                                             ------------   ------------  ------------ ------------- ------------
ASSETS:

CASH                                         $     16,710   $      -      $     8,713   $      -     $      -
INVESTMENTS, AT FAIR VALUE:
  Value of interest in
    common/collective trusts                   27,126,059          -       27,126,059          -            -
  Plan interest in Master Trust                21,872,714          -             -             -      21,872,714
  Value of interest in registered
    investment companies                       55,945,975    24,405,774          -       15,146,509         -
  Corporate common stock                        3,112,800          -             -             -            -
  Loans to participants                         2,427,531          -             -             -            -
                                             ------------   -----------   -----------   -----------  -----------
                  Total investments           110,485,079    24,405,774    27,126,059    15,146,509   21,872,714
RECEIVABLES:
  Employer contributions                          264,181        50,616        62,047        41,979       48,623
  Employee contributions                          281,796        46,489        70,617        48,494       50,262
  Dividends receivable                                 61          -             -             -            -
  Sales pending settlement                         85,949          -             -             -            -
  Accrued income                                   11,122          -             -             -            -
                                             ------------   -----------   -----------   -----------  -----------
                  Total receivables               643,109        97,105       132,664        90,473       98,885
                                             ------------   -----------   -----------   -----------  -----------
                  Total assets                111,144,898    24,502,879    27,267,436    15,236,982   21,971,599
                                             ------------   -----------   -----------   -----------  -----------
LIABILITIES:

ACCRUED LIABILITIES                               (22,155)       (4,483)       (4,745)       (2,596)      (7,041)
                                             ------------   -----------   -----------   -----------  -----------
                  Total liabilities               (22,155)       (4,483)       (4,745)       (2,596)      (7,041)
                                             ------------   -----------   -----------   -----------  -----------
ACCRUED TRANSFERS BETWEEN FUNDS/PLANS              (2,709)      294,996        99,176      (145,810)    (231,680)
                                             ------------   -----------   -----------   -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS            $111,120,034   $24,793,392   $27,361,867   $15,088,576  $21,732,878
                                             ------------   -----------   -----------   -----------  -----------
                                             ------------   -----------   -----------   -----------  -----------


                                                             Dole
                                                Money       Common
                                             Market Fund  Stock Fund  Growth Fund    Loan Fund  Bond Fund
                                             -----------  ----------  -----------   ----------  ---------
ASSETS:

CASH                                          $     -     $    7,997  $      -      $     -      $   -
INVESTMENTS, AT FAIR VALUE:
  Value of interest in
    common/collective trusts                        -           -            -            -          -
  Plan interest in Master Trust                     -           -            -            -          -
  Value of interest in registered
    investment companies                       2,506,095        -      13,217,004         -       670,593
  Corporate common stock                            -      3,112,800         -            -          -
  Loans to participants                             -           -            -       2,427,531       -
                                              ----------  ----------  -----------   ----------   --------
                  Total investments            2,506,095   3,112,800   13,217,004    2,427,531    670,593
RECEIVABLES:
  Employer contributions                           4,635       6,993       45,920         -         3,368
  Employee contributions                           6,538       7,286       50,649         -         1,461
  Dividends receivable                              -             61         -            -          -
  Sales pending settlement                          -         85,949         -            -          -
  Accrued income                                  11,122        -            -            -          -
                                              ----------  ----------  -----------   ----------   --------
                  Total receivables               22,295     100,289       96,569         -         4,829
                                              ----------  ----------  -----------   ----------   --------
                  Total assets                 2,528,390   3,221,086   13,313,573    2,427,531    675,422
                                              ----------  ----------  -----------   ----------   --------
LIABILITIES:

ACCRUED LIABILITIES                                 (650)       (708)      (1,908)        -           (24)
                                              ----------  ----------  -----------   ----------   --------
                  Total liabilities                 (650)       (708)      (1,908)        -           (24)
                                              ----------  ----------  -----------   ----------   --------
ACCRUED TRANSFERS BETWEEN FUNDS/PLANS            (43,343)    (29,509)      56,867      (33,909)    30,503
                                              ----------  ----------  -----------   ----------   --------
NET ASSETS AVAILABLE FOR BENEFITS             $2,484,397  $3,190,869  $13,368,532   $2,393,622   $705,901
                                              ----------  ----------  -----------   ----------   --------
                                              ----------  ----------  -----------   ----------   --------

         The accompanying notes are an integral part of this statement.

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR

                         BENEFITS, WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                       International
                                                            Balanced       Equity          Growth        Stable
                                               Total          Fund       Index Fund         Fund       Value Fund
                                           ------------   -----------   -------------  -------------  -------------
ADDITIONS:
  Investment income:
    Interest                               $    179,023   $       150    $       485     $        72   $     1,727
    Dividends                                    44,190          -              -               -             -
    Net appreciation(depreciation)
      in fair value of investments           15,592,464     2,612,547      7,984,798       2,057,182          -
    Plan interest in Master Trust
      investment income                       1,168,758          -              -               -        1,168,758
                                           ------------   -----------    -----------     -----------   -----------
       Total investment income(loss)         16,984,435     2,612,697      7,985,283       2,057,254     1,170,485
                                           ------------   -----------    -----------     -----------   -----------

  Contributions:
    Employee                                  6,719,927     1,290,537      1,744,015       1,051,831       964,734
    Employer                                  2,308,401       449,816        579,197         344,060       372,876
                                           ------------   -----------    -----------     -----------   -----------
       Total contributions                    9,028,328     1,740,353      2,323,212       1,395,891     1,337,610
                                           ------------   -----------    -----------     -----------   -----------
       Total additions(deductions)           26,012,763     4,353,050     10,308,495       3,453,145     2,508,095
                                            -----------   -----------    -----------      ----------    ----------
DEDUCTIONS:
  Benefits paid to participants
       (net of repayment of loans)           (7,666,510)   (2,100,318)    (1,818,175)       (919,266)   (1,283,060)
  Administrative expenses                       (23,904)       (1,732)       (17,738)         (1,197)       (1,190)
                                           ------------   -----------    -----------     -----------   -----------
       Total deductions                      (7,690,414)   (2,102,050)    (1,835,913)       (920,463)   (1,284,250)
                                           ------------   -----------    -----------     -----------   -----------
TRANSFERS BETWEEN FUNDS/PLANS                   145,923    (1,563,561)       157,959      (2,621,090)   (1,442,666)
                                           ------------   -----------    -----------     -----------   -----------
NET INCREASE (DECREASE)                      18,468,272       687,439      8,630,541         (88,408)     (218,821)
NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                       111,120,034    24,793,392     27,361,867      15,088,576    21,732,878
                                           ------------   -----------    -----------     -----------   -----------
    End of year                            $129,588,306   $25,480,831    $35,992,408     $15,000,168   $21,514,057
                                           ------------   -----------    -----------     -----------   -----------
                                           ------------   -----------    -----------     -----------   -----------


                                                            Dole
                                              Money        Common
                                           Market Fund    Stock Fund  Growth Fund   Loan Fund    Bond Fund
                                           -----------   -----------  -----------  -----------  -----------
ADDITIONS:
  Investment income:
    Interest                                $     -      $    2,758   $        53   $  173,778  $     -
    Dividends                                     -          31,989        12,201         -           -
    Net appreciation(depreciation)
      in fair value of investments             124,422   (1,206,023)    3,852,002         -        167,536
    Plan interest in Master Trust
      investment income                           -            -             -            -           -
                                            ----------   ----------   -----------   ----------  ----------
       Total investment income(loss)           124,422   (1,171,276)    3,864,256      173,778     167,536
                                            ----------   ----------   -----------   ----------  ----------

  Contributions:
    Employee                                   137,692      222,861     1,205,531         -        102,726
    Employer                                    51,403       76,849       396,353         -         37,847
                                            ----------   ----------   -----------   ----------  ----------
       Total contributions                     189,095      299,710     1,601,884         -        140,573
                                            ----------   ----------   -----------   ----------  ----------
       Total additions(deductions)             313,517     (871,566)    5,466,140      173,778     308,109
                                            ----------   ----------   -----------   ----------  ----------
DEDUCTIONS:
  Benefits paid to participants
       (net of repayment of loans)            (346,293)    (135,958)     (865,190)    (197,217)     (1,033)
  Administrative expenses                         (333)        (350)       (1,266)        -            (98)
                                            ----------   ----------   -----------   ----------  ----------
       Total deductions                       (346,626)    (136,308)     (866,456)    (197,217)     (1,131)
                                            ----------   ----------   -----------   ----------  ----------
TRANSFERS BETWEEN FUNDS/PLANS                  590,127    2,794,309       218,335      116,934   1,895,576
                                            ----------   ----------   -----------   ----------  ----------
NET INCREASE (DECREASE)                        557,018    1,786,435     4,818,019       93,495   2,202,554
NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                        2,484,397    3,190,869    13,368,532    2,393,622     705,901
                                            ----------   ----------   -----------   ----------  ----------
    End of year                             $3,041,415   $4,977,304   $18,186,551   $2,487,117  $2,908,455
                                            ----------   ----------   -----------   ----------  ----------
                                            ----------   ----------   -----------   ----------  ----------

         The accompanying notes are an integral part of this statement.

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

1.       PLAN DESCRIPTION

The following is a summary description of the Tax Deferred Investment Plan (the "Plan") of Dole Food Company, Inc. and Participating Divisions and Subsidiaries (collectively, the "Company"). It is provided here for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the provisions of the Plan.

The Plan is a defined contribution plan sponsored by the Company. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         GENERAL

         The Company established the Plan to encourage eligible employees to save for retirement. Effective July 1, 1995, some salaried employees of the Company are eligible to participate in the Plan according to the provisions of each individual operating company. As of December 31, 1998 and 1997, there were approximately 1,725 and 1,759 active participants in the Plan, respectively.

         PLAN ADMINISTRATION

         The Company has assigned responsibility for the operation and administration of the Plan to the Corporate Compensation and Benefits Committee (the "Committee" or "Plan Administrator") of the Company's Board of Directors. The members of the Committee are appointed by the Company's Board of Directors.

         Mellon Bank, N.A. (the "Trustee") is the trustee for the Plan. Hewitt Associates LLC ("Hewitt") is the recordkeeper for the Plan.

         CONTRIBUTIONS

         The Company makes a matching contribution equal to 50 percent of the first 6 percent of salary contributed not to exceed a specified percent of compensation as defined in the operating company appendices of the Plan document. If the Company does not have sufficient current or accumulated net profits in any year to make the applicable matching contribution, it may choose not to make such contributions. This determination is made by the Board of Directors of the Company at its sole discretion.

         Effective January 1, 1995, participants may contribute 1 to 10 percent of pre-tax compensation, and effective July 1, 1995, participants may contribute an additional 1 to 5 percent of after-tax compensation in whole percentage increments.

         Participants may elect to have their contributions invested in any of the active investment funds described in Note 4. Also, eligible employees may roll over contributions from other Internal Revenue Service-qualified retirement plans as permitted by the Plan Administrator.

         VESTING

         Participants are immediately fully vested in both their contributions and employer contributions.

         BENEFITS

         Upon a participant's termination of employment with the Company, the participant's account may be distributed in a lump sum amount. Participants may elect to delay distribution until the month following the attainment of age 65. If a distribution election has not been received for a participant who has reached age 65, who is no longer an employee and whose account balance exceeds $3,500, a distribution shall be made as soon as administratively feasible.

         Amounts invested in the Dole Food Company, Inc. Common Stock Fund ("Dole Common Stock Fund") will, at the participant's or beneficiary's option, be distributed in the form of common stock (except that cash will be distributed in lieu of fractional shares and to the extent the Dole Common Stock Fund is invested in cash rather than stock) or entirely in cash. For purposes of a cash distribution, such common stock will be valued at the closing sale price on the New York Stock Exchange on the last day of the calendar month preceding the date of distribution. Amounts invested in other funds will be distributed in cash and valued as of the last day of the calendar month preceding the date of distribution.

         LOANS TO PARTICIPANTS

         Participants with an account balance are eligible to take a loan against their account. Loans may be used for any purpose but only one loan may be outstanding at any time. All loans are secured by the participant's vested account. A loan is considered to be in default when six or more biweekly loan payments are not paid by a participant. Defaulted loans are treated as a taxable distribution from the Plan.

         The maximum loan amount is limited to the lesser of: (a) 50 percent of the vested balance of the participant's account under the Plan, as of the month end preceding the loan application, or (b) $50,000, less any outstanding loan balance from any of the Company's plans during the prior 12 months. The amount that can be repaid (with interest) by payroll deductions may not exceed 25 percent of the participant's base pay. Loan terms range up to five years or up to ten years for the purchase of a primary residence. The interest rates charged on outstanding participant loans at December 31, 1998 range from 7 percent to 10 percent.

         Effective January 1, 1995, the minimum loan allowed is $1,000, based on a participant's minimum vested account value of $2,000 at the month end preceding the loan application.

         PARTICIPANT ACCOUNTS

         Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion of each participant's account balance to the total of all participants' account balances. Investment options are participant directed.

         WITHDRAWALS

         The following withdrawal options are available while a participant is actively employed:

         HARDSHIP:

         A withdrawal from a participant's account may be permitted if the participant has a financial hardship for which funds are not reasonably available from other resources of the participant. For purposes of the Plan, financial hardships may include the purchase of the participant's principal residence, payment of extraordinary medical expenses, the payment of the next 12 months of post-secondary educational tuition expenses, or the prevention of eviction or foreclosure of the participant's principal residence or any other purpose specified by the Internal Revenue Service as a deemed immediate and heavy financial need. All withdrawal requests are subject to the approval of the Plan Administrator and a twelve-month suspension of contributions to the Plan. Any request may be denied if the Plan Administrator believes the granting of the request would adversely affect the Plan.

         AFTER-TAX:

         The Plan allows a participant to withdraw all or part of any after-tax contributions, along with any pre-tax earnings on those contributions.

         ROLLOVER:

         A withdrawal of all or a portion of any rollover contributions in the plan, along with any pre-tax earnings on those contributions is also allowed.

         The amount of any withdrawal will be made in proportionate amounts from each of the investment funds in which the participant has funds invested.

         TRANSFERS BETWEEN FUNDS/PLANS

         A participant may elect to transfer all or a portion of his or her account balance to one or more of the active investment funds. In general, a transfer of funds initiated by the end of a month takes effect on the first business day of the next month. In addition, when a participant changes from hourly to salaried status, or visa versa, the assets associated with the participant are also transferred between the Plan and the Tax Deferred Investment Plan for Hourly Employees of Dole Food Company, Inc. and Participating Divisions and Subsidiaries.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The Plan's financial statements have been prepared on the accrual basis of accounting. Certain previously reported amounts have been reclassified to conform with current year presentation. The following accounting policies are applied:

         a. All investment funds are reported at their fair value based on quoted market prices as of the statement date. The fair value of the Plan's interest in the Master Trust is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. The net unrealized and realized appreciation or depreciation for the year is reflected as "Net appreciation (depreciation) in fair value of investments" in the accompanying Statement of Changes in Net Assets Available for Benefits With Fund Information. Participant loans are valued at cost which approximates fair value.

         b. Purchases and sales of securities are reflected on a trade-date basis. Brokerage commissions, stock transfer taxes, and all other expenses incurred in the sale and purchase of securities are included in the cost or subtracted from the gross proceeds of the assets of the respective funds, as appropriate. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         c. Investment advisory and trustee fees are paid by the Plan, unless paid by the Company.

         d. Realized/Unrealized gains and losses are computed based on the difference between the fair value of the assets at the beginning of the year or at the time of purchase for assets purchased during the plan year and their fair value at the end of the year or at the time of sale for assets sold during the plan year.

         USE OF ESTIMATES

         The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

         ADMINISTRATIVE EXPENSES

         Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan or trust fund, unless paid directly by the Company, will be paid by the Plan and will be charged against participants' accounts. Certain administrative expenses directly relating to participant accounts are specifically allocated and deducted from the participants' accounts.

3.       PLAN INTEREST IN MASTER TRUST

A portion of the Plan's investments are in a Master Trust which was established January 1, 1993, between the Company and the Trustee for the investment of the assets of the Plan and the one other Company sponsored retirement plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 1998 and 1997, the Plan's interest in the net assets of the Master Trust was approximately 86 percent and 88 percent, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based on average monthly balances invested by each plan.

The following table presents the aggregate fair values of investments held by and investment income earned by the Trust in which the plan owns an undivided interest as stated above.

                                                           December 31,
                                                     1998                1997
                                              -----------------    ----------------
Investments at fair value:
  Interest-bearing cash                            $    300,000        $    331,604
  Value of interest in
    Stable Value Fund                                23,788,737          24,489,499
                                              -----------------    ----------------
                                                   $ 24,088,737        $ 24,821,103
                                              -----------------    ----------------
                                              -----------------    ----------------

                                               For the year ended
                                               December 31, 1998
                                              -------------------
Investment income:
  Interest                                         $     17,068
  Net investment gain from
    Stable Value Fund                                 1,413,197
                                              -------------------
                                                   $  1,430,265
                                              -------------------
                                              -------------------

4.       INVESTMENT OPTIONS

A description of each fund is shown below.

                  BALANCED FUND

                  The objective of this fund is to preserve capital and provide current income while seeking long-term growth of both capital and income. Assets are invested in a broadly diversified portfolio of securities including common stocks, preferred stocks, corporate bonds and U.S. Government securities. As of December 31, 1997 and December 31, 1998 the Company was invested in the American Balanced Fund.

                  STABLE VALUE FUND

                  The objective of this fund is to preserve the invested principal and earn a reasonable rate of return. Assets are invested as deposits with various banks and insurance companies that are made at contracted rates of interest for fixed time periods. As of December 31, 1997 and December 31, 1998 the Company was invested in the Banker's Trust Pyramid GIC Fund.

                  EQUITY INDEX FUND

                  The objective of this fund is to replicate the performance of the Standard & Poor's 500 Composite Stock Price Index. As of December 31, 1997 and December 31, 1998 the Company was invested in the Barclays Global Investors Equity Index Fund.

                  MONEY MARKET FUND

                  The objective of this fund is to provide income on cash reserves while preserving capital and maintaining liquidity. Assets are invested in a high-quality portfolio of money market instruments which may include commercial paper, commercial bank obligations, savings association obligations, corporate bonds and notes, and securities of the U.S. Government. As of December 31, 1997 and December 31, 1998 the Company was invested in the Cash Management Trust of America.

                  GROWTH FUND

                  The objective of this fund is to achieve capital appreciation by investing primarily in common stock and securities convertible into common stock of those companies whose sales and earnings are increasing faster than the national average. For the year ended December 31, 1997 the Company was invested in the Kemper and Fidelity Growth Funds. As of December 31, 1998 the Company was invested in the Fidelity Growth Company Fund.

                  INTERNATIONAL GROWTH FUND

                  The objective of this fund is to achieve long-term growth of capital by investing in securities of companies based outside the U.S. Under normal market conditions, the fund seeks to achieve this objective by investing primarily (at least 65 percent of its assets) in equity securities of issuers domiciled in Europe or the Pacific Basin. As of December 31, 1997 and December 31, 1998 the Company was invested in the EuroPacific Growth Fund.

                  BOND FUND

                  The objective of this fund is to maximize total return consistent with the preservation of capital and prudent investment management. The fund invests in a diversified portfolio of fixed income securities of varying maturities, which includes marketable corporate debt securities, U.S. Government securities, mortgage related securities, other asset-backed securities and cash or money market securities. Effective November 1, 1997, this fund was added to the Plan as an investment option. As of December 31, 1997 and December 31, 1998 the Company was invested in the PIMCO Total Return Fund.

                  DOLE COMMON STOCK FUND

                  The objective of this fund is to invest in Dole Food Company, Inc. Common Stock.

5.       TAX STATUS OF THE PLAN

In 1994, the Company amended and restated the Plan for compliance with the Tax Reform Act of 1986 (the "1986 Act") and subsequent legislation, which provided for certain changes to the rules relating to the tax qualification of tax-exempt plans. Prior to restatement, the Plan Administrator believed that the Plan was administered and operated in a manner consistent with the 1986 Act and subsequent legislation. The Plan is qualified under the Internal Revenue Code as exempt from federal income taxes, and the Plan received a favorable determination letter from the Internal Revenue Service regarding the Plan's qualification on June 20, 1996. The Plan Administrator believes that the Plan is currently designed and being operated in a manner that qualifies it for continued tax-exempt status. Accordingly, no taxes have been provided for in the accompanying financial statements.

6.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.       PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                             December 31,
                                                                       1998               1997
                                                                  --------------     --------------
Net assets available for benefits per the
  financial statements                                            $ 129,588,306      $ 111,120,034
Amounts allocated to withdrawing
  Participants                                                       (2,292,895)        (2,113,647)
                                                                  --------------     --------------
Net assets available for benefits per the
  Form 5500                                                       $ 127,295,411      $ 109,006,387
                                                                  --------------     --------------
                                                                  --------------     --------------

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                Year ended
                                                                             December 31, 1998
                                                                          ----------------------
Benefits paid to participants per the financial
  statements                                                                    $7,666,510
Add:  Amounts allocated to withdrawing participants at
  December 31, 1998                                                              2,292,895
Less:  Amounts allocated to withdrawing participants at
  December 31, 1997                                                             (2,113,647)
                                                                          ----------------------
Benefits paid to participants per the Form 5500                                 $7,845,758
                                                                          ----------------------
                                                                          ----------------------

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

8.        SUBSEQUENT EVENT

Effective February 22, 1999, the trustee of the Plan changed from Mellon Bank, N.A. to Northern Trust Company.

                                                                    SCHEDULE I

                         TAX-DEFERRED INVESTMENT PLAN

                        OF DOLE FOOD COMPANY, INC. AND

                   PARTICIPATING DIVISIONS AND SUBSIDIARIES

                               EIN: 99-0035300

                                   PLAN 60


          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           AS OF DECEMBER 31, 1998

  Identity of Issuer, Borrower,                                                                                         Fair
    Lessor, or Similar Party                                Description of Investment                  Cost             Value
----------------------------------------------       -------------------------------------------  --------------  --------------
Barclays Global Investors Money Market Fund          Interest-Bearing Cash                         $        220    $        220

*Mellon EB Temporary Investment Fund                 Interest-Bearing Cash                               38,044          38,044

American Funds                                       American Balanced Fund                          23,018,752      25,676,142

Wells Fargo Bank, N.A.                               Wells Fargo Equity Index Fund                   17,811,364      36,187,540

American Funds                                       EuroPacific Growth Fund                         13,042,656      15,139,221

Bankers Trust                                        Stable Value Fund                               20,927,612      20,927,612

American Funds                                       Cash Management Trust of America Fund            2,915,475       2,915,475

*Dole Food Company, Inc.                             Dole Common Stock Fund                           4,139,195       4,413,420

Fidelity Institutional Retirement Services Co.       Fidelity Growth Fund                            15,955,498      18,518,975

PIMCO                                                PIMCO Total Return Fund                          2,786,590       2,720,520

*Loans from Plan participants                        Participant loans, interest rates ranging
                                                       from 7% to 10%, due 1999 to 2009                  -            2,444,092
                                                                                                   ------------    ------------
                                                                                                   $100,635,406    $128,981,261
                                                                                                   ------------    ------------
                                                                                                   ------------    ------------

*Party-In-Interest

                                                                    SCHEDULE II

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES

                                 EIN: 99-0035300

                                     PLAN 60


                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                Purchases                               Sales
                                                       -------------------------  -------------------------------------------------
                                                         Number of    Purchase     Number of      Selling     Cost of    Net Gain
Identity of Party Involved      Description of Asset   Transactions     Price     Transactions     Price       Asset     or (Loss)
--------------------------   ------------------------- ------------  -----------  ------------  ------------ ----------- ----------
SINGLE TRANSACTIONS:

Mellon Bank, N.A.            American Balanced Fund            1      $1,471,683       N/A             N/A          N/A       -

Mellon Bank, N.A.            Cash Management Trust
                               of America Fund                 1         499,040        1          168,818      168,818       -

Mellon Bank, N.A.            Cash Management Trust
                               of America Fund                 1         615,696        1          162,117      162,117       -

Mellon Bank, N.A.            Cash Management Trust
                               of America Fund                N/A            N/A        1          135,975      135,975       -

Mellon Bank, N.A.            Fidelity Growth Fund              1       1,117,860       N/A             N/A          N/A       -

Mellon Bank, N.A.            PIMCO Total Return Fund           1          36,313        1           64,325       64,989      (664)

Mellon Bank, N.A.            PIMCO Total Return Fund           1         127,383        1           69,351       67,712     1,639

Mellon Bank, N.A.            PIMCO Total Return Fund           1         479,289       N/A             N/A          N/A       -

Mellon Bank, N.A.            PIMCO Total Return Fund           1         232,084       N/A             N/A          N/A       -

Mellon Bank, N.A.            PIMCO Total Return Fund           1          72,282       N/A             N/A          N/A       -

Mellon Bank, N.A.            PIMCO Total Return Fund           1         363,542       N/A             N/A          N/A       -

Mellon Bank, N.A.            PIMCO Total Return Fund           1          55,525       N/A             N/A          N/A       -



                                                                Purchases                               Sales
                                                       -------------------------  -------------------------------------------------
                                                         Number of    Purchase     Number of      Selling     Cost of    Net Gain
Identity of Party Involved      Description of Asset   Transactions     Price     Transactions     Price       Asset     or (Loss)
--------------------------   ------------------------- ------------  -----------  ------------  ------------ ----------- ----------
Mellon Bank, N.A.            PIMCO Total Return Fund           1      $  218,325       N/A             N/A          N/A       -

Mellon Bank, N.A.            PIMCO Total Return Fund           1         260,469       N/A             N/A          N/A       -

Mellon Bank, N.A.            PIMCO Total Return Fund           1          54,423       N/A             N/A          N/A       -

Mellon Bank, N.A.            PIMCO Total Return Fund           1          48,337       N/A             N/A          N/A       -

Execution Services, Inc.     Dole Foods, Inc.                  1         457,632       N/A             N/A          N/A       -

Cantor Fitzgerald & Co.,
  Inc.                       Dole Foods, Inc.                  1       1,245,430       N/A             N/A          N/A       -

Cantor Fitzgerald & Co.,
  Inc.                       Dole Foods, Inc.                  1         647,145       N/A             N/A          N/A       -

Mellon Bank, N.A.            Temporary Investment Fund         1         456,896        1          457,632      457,632       -

Mellon Bank, N.A.            Temporary Investment Fund         1       1,245,008        1        1,233,716    1,233,716       -

Mellon Bank, N.A.            Temporary Investment Fund         1         645,942        1          647,145      647,145       -


SERIES OF TRANSACTIONS:

Mellon Bank, N.A.            American Balanced Fund           62      $5,329,998       29       $4,199,705   $3,666,533    $533,172

Mellon Bank, N.A.            Cash Management Trust
                               of America Fund                47       1,465,757       28        1,067,500    1,067,500        -

Mellon Bank, N.A.            EuroPacific Growth Fund          56       2,892,406       35        4,088,569    3,682,135     406,434

Mellon Bank, N.A.            Fidelity Growth Fund             57       4,106,236       22        1,388,726    1,276,533     112,193

Mellon Bank, N.A.            Wells Fargo Equity
                               Index Fund                     57       4,234,815       27        3,157,971    1,688,830   1,469,141

Mellon Bank, N.A.            PIMCO Total Return Fund          61       2,290,050       12          208,822      208,255         567

Mellon Bank, N.A.            Dole Foods, Inc.                 41       2,905,369       18          372,502      185,231     187,271

Mellon Bank, N.A.            Temporary Investment Fund        69       2,979,414       53        2,949,367    2,949,367        -

Mellon Bank, N.A.            BSDT-Late Money
                               Deposit Account                20         170,309       20          170,309      170,309        -